EXHIBIT 21.1

  LIST OF SUBSIDIARIES OF RUSS BERRIE AND COMPANY, INC.

Company Name	Jurisdiction of Incorporation
Russ Berrie and Company West, Inc.	California
Russ Berrie and Company South, Inc.	Georgia
Russ Berrie and Company Investments, Inc.	New Jersey
Russ Berrie and Company Properties, Inc.	New Jersey
Russplus, Inc.	New Jersey
P/F Done, Inc.	Pennsylvania
Bright of America, Inc.	West Virginia
Fluf N’ Stuf, Inc.	Pennsylvania
RBTACQ, Inc.	Ohio
RBCACQ, Inc.	California
Russ Home, Inc.	Tennesse
Tri Russ International (Hong Kong) Limited	Hong Kong
Russ Berrie (U.K.) Limited	England
Russ Berrie (Benelux) B.V.	Holland
Amram’s Distributing Ltd.	Canada
Russ Berrie (Ireland) Limited	Ireland
Russ Berrie España, S.L.	Spain
Russ Berrie (Deutschland) GmbH	Germany
Russ Berrie Australia Pty Limited	Australia
Russ Berrie (Holdings) Limited	England
Russ Berrie (Österreich) GmbH	Austria
Russ Berrie France S.A.R.L.	France